Exhibit 99.1

DIGINEX LIMITED

unaudited INTERIM condensed CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2025 and 2024

1

DIGINEX LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE LOSS

For the six months ended September 30, 2025 and 2024 (unaudited)

		Six Months Ended	Six Months Ended
	Notes	September 30, 2025	September 30, 2024
		USD	USD
Revenue	5	2,045,408	520,795
General and administrative expenses	6	(8,093,038)	(4,717,260)
OPERATING LOSS		(6,047,630)	(4,196,465)
Other income or gains	7	259,958	3,278,531
Finance cost, net	8	(7,344)	(243,537)
LOSS BEFORE TAX		(5,795,016)	(1,161,471)
Income tax expense	9	(10,750)	-
LOSS FOR THE PERIOD		(5,805,766)	(1,161,471)
OTHER COMPREHENSIVE (LOSS) INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange (loss) gain on translation of foreign operations		(2,259)	4,411
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(5,808,025)	(1,157,060)

LOSS PER SHARE ATTRIBUTABLE TO THE ORDINARY EQUITY HOLDERS OF THE COMPANY
Basic loss per share	10	(0.03)	(0.01)

Diluted loss per share	10	(0.03)	(0.04)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2

DIGINEX LIMITED

UNAUDITED Interim condensed CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At September 30, 2025 and March 31, 2025

	Notes	September 30, 2025	March 31, 2025
		USD	USD
		(Unaudited)
ASSETS
Right-of-use assets	11	222,637	225,672
Rental deposit	12	59,247	45,463
Total non-current assets		281,884	271,135
Trade receivables, net	12	2,495,302	1,394,545
Contract assets	12	-	750
Other receivables, deposit and prepayment	12	10,073,821	1,066,191
Restricted bank balance	24	383,400	399,400
Cash and cash equivalents		1,850,673	3,111,141
Total current assets		14,803,196	5,972,027
LIABILITIES
Trade payables	13	(637,680)	(200,660)
Other payables and accruals	13	(2,724,912)	(706,874)
Deferred revenues	14	(611,260)	(505,424)
Due to a related company	15	-	(34,579)
Lease liabilities, current	16	(181,091)	(126,808)
Total current liabilities		(4,154,943)	(1,574,345)
Lease liabilities, net of current portion	16	(48,293)	(110,867)
Total non-current liabilities		(48,293)	(110,867)
Net current assets		10,648,253	4,397,682
Net assets		10,881,844	4,557,950
EQUITY
Share capital	17	10,098	1,150
Share premium	17	54,608,823	25,689,436
Capital reserve	17,18	5,126,150	5,126,150
Warrant reserve	17,18	61,886,200	79,263,200
Exchange reserve	18	(3,910)	(1,651)
Share option reserve	18	1,730,804	1,076,345
Accumulated losses	18	(112,476,321)	(106,596,680)
Total equity		10,881,844	4,557,950

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

3

DIGINEX LIMITED

UNAUDITED Interim condensed CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

For the six months ended September 30, 2025 and 2024 (unaudited)

							Share
	Share capital		Share	Capital	Warrant	Exchange	option	Accumulated
	Shares	Amount	premium	reserve	reserve	reserve	reserve	losses	Total
		USD	USD	USD	USD	USD	USD	USD	USD
Balance at April 1, 2024 pre-capitalization (audited)	11,626	3,752,669	-	-	-	(1,681)	2,409,689	(29,170,801)	(23,010,124)
Exercise of share option awards pre-capitalization	44	27,368	-	-	-	-	(27,368)	-	-
Allotment of shares	5,086	1,346,800	-	-	-	-	-	-	1,346,800
Issuance of warrants	-	-	-	-	6,653,200	-	-	-	6,653,200
Pre-capitalized balance	16,756	5,126,837	-	-	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Recapitalization of Diginex Solutions (HK) Limited	6,853,204	(5,126,150)	-	5,126,150	-	-	-	-	-
Sub-total	6,869,960	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Founding share of the Company	1	-	-	-	-	-	-	-	-
Sub-total	6,869,961	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Share Subdivision	6,869,961	-	-	-	-	-	-	-	-
Recapitalized balance	13,739,922	687	-	5,126,150	6,653,200	(1,681)	2,382,321	(29,170,801)	(15,010,124)
Loss for the period	-	-	-	-	-	-	-	(1,161,471)	(1,161,471)
Exchange gain on translation of foreign operations	-	-	-	-	-	4,411	-	-	4,411
Total comprehensive loss for the period	-	-	-	-	-	4,411	-	(1,161,471)	(1,157,060)
Exercise of share option awards post-capitalization	1,003,680	50	1,768,661	-	-	-	(1,768,661)	-	50
Forfeiture of share option for the period	-	-	-	-	-	-	(283,690)	283,690	-
Share option awards for the period	-	-	-	-	-	-	320,533	-	320,533
Balance at September 30, 2024 (unaudited)	14,743,602	737	1,768,661	5,126,150	6,653,200	2,730	650,503	(30,048,582)	(15,846,601)

Balance at April 1, 2025 (audited)	22,993,763	1,150	25,689,436	5,126,150	79,263,200	(1,651)	1,076,345	(106,596,680)	4,557,950
Exercise of IPO Warrants (Tranche 1)	2,250,000	113	28,919,387	-	(17,377,000)	-	-	-	11,542,500
Sub-total	25,243,763	1,263	54,608,823	5,126,150	61,886,200	(1,651)	1,076,345	(106,596,680)	16,100,450
Stock Bonus (as defined in note 1.1) (8-to-1 bonus ratio)	176,706,341	8,835	-	-	-	-	-	(8,835)	-
Post-Stock Bonus balance	201,950,104	10,098	54,608,823	5,126,150	61,886,200	(1,651)	1,076,345	(106,605,515)	16,100,450
Loss for the period	-	-	-	-	-	-	-	(5,805,766)	(5,805,766)
Exchange loss on translation of foreign operations	-	-	-	-	-	(2,259)	-	-	(2,259)
Total comprehensive loss for the period	-	-	-	-	-	(2,259)	-	(5,805,766)	(5,808,025)
Share option awards for the period	-	-	-	-	-	-	654,459	(65,040)	589,419
Balance at September 30, 2025 (unaudited)	201,950,104	10,098	54,608,823	5,126,150	61,886,200	(3,910)	1,730,804	(112,476,321)	10,881,844

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

4

DIGINEX LIMITED

UNAUDITED Interim condensed CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended September 30, 2025 and 2024 (unaudited)

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before taxation	(5,795,016)	(1,161,471)
Adjustments for:
Amortization - right-of-use assets	90,773	63,036
Impairment losses recognized in respect of trade receivables	17,649	10,018
Other interest income	(211,438)	-
Finance costs	7,344	243,537
Share option awards	589,419	320,533
Share-based payments expenses on anti-dilution issuance of preferred shares	-	369,648
Net fair value loss of convertible loan notes	-	274,000
Net fair value gain of preferred shares	-	(3,539,648)
Operating cash flows before movements in working capital	(5,301,269)	(3,420,347)
Movements in working capital
Trade receivables	(1,118,406)	87,552
Other receivables, deposit and prepayment	(37,188)	(210,466)
Contract assets	750	(18,028)
Trade and other payables	2,468,799	589,091
Deferred revenue	105,836	51,885
Cash used in operations	(3,881,478)	(2,920,313)
Income tax paid	(10,750)	-
Net cash used in operating activities	(3,892,228)	(2,920,313)
CASH FLOWS FROM INVESTING ACTIVITIES
Advance to Resulticks Group Companies Pte Ltd	(8,000,000)	-
Loan to Matter DK ApS	(759,004)	-
Payment of rental deposit	(13,784)	-
Cash used in investing activities	(8,772,788)	-
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of the IPO Warrants (Tranche 1)	11,542,500	-
Proceeds from issuance of ordinary shares	-	50
Loans from immediate holding company	-	2,335,461
Advances from immediate holding company	-	713,719
Repayment to a related company	(34,579)	-
Repayment of lease liabilities	(103,373)	(104,715)
Net cash generated from financing activities	11,404,548	2,944,515
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,260,468)	24,202
Cash and cash equivalents at the beginning of the period	3,111,141	76,620
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	1,850,673	100,822

Except as disclosed below, there were no other material non-cash investing and financing activities during the six months end September 30, 2025 and 2024:

For the six months ended September 30, 2025

●

The Group entered into new lease agreements for the use of office space in the UK that expires on September 1, 2026. On the lease commencement, the Group recognized right-of-use assets and lease liabilities of $84,233 and $84,233, respectively.

For the six months ended September 30, 2024

●

In May 2024, the Group completed an $8.0 million capital raise with its largest shareholder, Rhino Ventures Limited, which was settled by advances of cash of $6.1 million and the conversion of loans from immediate holding company of $1.9 million. Upon the completion of the capital raise, Diginex Solutions (HK) Limited allotted 5,086 ordinary shares and 10,172 warrants to Rhino Ventures Limited. This capital raise triggered an anti-dilution clause in the Articles of Association which resulted in 151 Series A Preferred Shares being issued to HBM IV, Inc. with $Nil consideration.

●	In July 2024, a $1 million loan due to a related company, Diginex Holdings Limited, a company controlled by Rhino Ventures Limited, was converted into $1 million convertible loan notes, of which Rhino Ventures Limited holds $517,535 of the principal amount of the convertible loan note and Working Capital Innovation Fund II L.P. holds $482,465 of the principal amount of the convertible loan note. The convertible loan notes were converted into ordinary shares on December 20, 2024.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

5

DIGINEX LIMITED

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended September 30, 2025 and 2024

1 COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Diginex Limited (the “Company”) was incorporated on January 26, 2024 as an exempted company in the Cayman Islands with limited liability with its registered office at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9099, Cayman Islands and principal place of business at 25 Wilton Road, Victoria, London, SW1V 1LM, United Kingdom. The Company is a listed company under the symbol “DGNX” since January 2025 and are cross-listed on the Frankfurt Stock Exchange (Open Market) and the Tradegate Exchange under the symbol “I0Q” since February 2025.

The Company is an investment holding company. Together with its subsidiaries (collectively referred to as the “Group”), the Group is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting.

These unaudited interim condensed consolidated financial statements are presented in US dollars (“USD”), which is the same as the functional currency of the Company.

These unaudited interim condensed consolidated financial statements for the six months ended September 30, 2025 and 2024 were authorized for issue by the Board of Directors on December 8, 2025. The Board of Directors has the power to amend these interim condensed consolidated financial statements after issue.

1.1 Summary of significant transactions

The Group undertook the following transactions that significantly affected the financial position and performance of the Group:

●

On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants (as defined in note 19.2), with an exercise price of $5.13 per share, to purchase 2,250,000 ordinary shares of the Company. The total exercise price of US$11,542,500 has been delivered in full to the Company.

●	On September 8, 2025, the Company completed the distribution of a bonus shares issuance, whereby seven bonus ordinary shares were issued for every one ordinary share held (the “Stock Bonus”).

Following the distribution, the Company’s issued and outstanding ordinary shares increased proportionately by issuing 176,706,341 ordinary shares. As of September 8, 2025, the Company has 201,950,104 ordinary shares issued and outstanding. The securities held by the holders of the Company’s warrants and options outstanding as of September 5, 2025, were adjusted for the Stock Bonus. The Company’s authorized share capital and the par value per ordinary share remained unchanged.

1.2 Group reorganization

The Company was incorporated on January 26, 2024. On July 15, 2024, the Company completed a transaction pursuant to a share exchange agreement, whereby the then existing shareholders (the “Original Shareholders”) of Diginex Solutions (HK) Limited (“DSL”) transferred all of their shares in DSL to the Company, in consideration for the Company’s issuance of substantially the same securities to the Original Shareholders in exchange for the securities of DSL held by them (the “Exchange”). Prior to the Exchange, there were 16,756 ordinary shares of DSL issued and outstanding, 3,151 series A preferred shares of DSL issued and outstanding and 10,172 warrants of DSL (“DSL Private Warrants) issued and outstanding. In the Exchange, each of the securities of DSL were exchanged for substantially the same securities of the Company at an exchange ratio of one (1) ordinary share of DSL for four hundred and ten (410) Ordinary Shares of the Company (“Ordinary Shares”), one (1) series A preferred share of DSL for four hundred and ten (410) Preferred Shares of the Company (“Preferred Shares”) and one (1) warrant of DSL for four hundred and ten (410) warrants of the Company (“Private Warrants”). Within these unaudited interim condensed consolidated financial statements, the terms “Series A Preferred Shares” and “Preferred Shares” are used interchangeably.

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In connection with the Exchange, the Company and security holders of DSL consummated the following transactions (the “Ancillary Transactions”):

(i)	the Company issued $4,350,000 new convertible loan notes (the “Notes”) to certain Original Shareholders in consideration for the cancellation of the then existing convertible loan notes issued by DSL and held by such Original Shareholders. The convertible loan notes automatically converted into Ordinary Shares upon the effectiveness of the Company’s registration statement on December 20, 2024;
(ii)	the Company granted certain share option awards under a new share option plan that was adopted by the Company to the holders of the unexercised share options granted by DSL (the “Original DSL Awards”), in consideration for the cancellation of the Original DSL Awards held by such holders. There was no automatic vesting of any unvested Awards upon completion of an initial public offering, the board of directors, at their discretion, do have the ability to accelerate vesting at any point; and
(iii)	the Company granted certain Private Warrants to purchase Ordinary Shares of the Company to the holders of the then existing DSL Private Warrants to purchase ordinary shares of DSL, in consideration for the cancellation of the DSL Private Warrants held by such holders.

Accordingly, upon consummation of the Exchange and the Ancillary Transactions (collectively the “Recapitalization”), DSL became a wholly owned subsidiary of the Company, and the Original Shareholders became shareholders of the Company. The remaining DSL security holders became security holders of the Company, in that they held the Company’s convertible loan notes, Awards and Private Warrants.

Following the Recapitalization, on July 26, 2024, the Company completed a share subdivision (the “Share Subdivision”) such that, the authorized share capital of the Company was changed from US$50,000 divided into 480,000,000 Ordinary shares of par value US$0.0001 each, 20,000,000 Preferred shares of par value US$0.0001 each to be US$50,000 divided into 960,000,000 Ordinary Shares of US$0.00005 par value each and 40,000,000 Preferred Shares of US$0.00005 par value each.

Upon completion of the Recapitalization, the Company became the holding company of the companies now comprising the Group, where both the Company and DSL operated under the common control of Rhino Ventures. The Group comprising of the Company and its subsidiaries resulting from the Recapitalization is regarded as a continuing entity, accordingly, these interim condensed consolidated financial statements for the six months ended September 30, 2025 and 2024 have been prepared as if the Company had always been the holding company of the Group with the reserves being retrospectively adjusted to reflect the Recapitalization.

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2 BASIS OF PREPARATION

These unaudited interim condensed consolidated financial statements for the six months ended September 30, 2025 and 2024 have been prepared in accordance with the International Accounting Standards (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2025.

Operating results for the six months ended September 30, 2025 are not necessarily indicative of the results that may be expected for the year ending March 31, 2026.

In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments necessary to make the financial statements not misleading, and all adjustments are of a normal recurring nature.

The Board of Directors has at the time of approving these unaudited interim condensed consolidated financial statements, a reasonable expectation that the Group has adequate resources to continue in operational existence for at least 12 months from the date approving these unaudited interim condensed consolidated financial statements. Thus, they continue to adopt the going concern basis of accounting in preparing the unaudited interim condensed consolidated financial statements.

2.1 Application of new and amendments to IFRSs

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements as of and for the year ended March 31, 2025.

3 SIGNIFICANT ACCOUNTING POLICY INFORMATION

The preparation of these unaudited interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

In preparing these unaudited interim condensed consolidated financial statements, the accounting policies and methods of computation used are the same as those applied to the audited consolidated financial statements as at and for the year ended March 31, 2025.

4 Key sources of judgements and estimation uncertainty

In preparing these unaudited interim condensed consolidated financial statements, the Group’s key sources of judgements and estimation uncertainty are the same as those applied to the audited consolidated financial statements as at and for the year ended March 31, 2025.

8

5 REVENUE

An analysis of the Group’s revenue for the reporting periods are as follows:

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
At a point-in-time:
Software license fees	1,624,000	-
Customization	38,152	236,189
Advisory service income	93,325	72,800
	1,755,477	308,989
Over time:
Software subscription fees	289,931	211,806
	289,931	211,806
	2,045,408	520,795

6 GENERAL AND ADMINISTRATIVE EXPENSES

		Six Months Ended	Six Months Ended
	Notes	September 30, 2025	September 30, 2024
		USD	USD
		(Unaudited)	(Unaudited)
Employees’ benefits	(a)	3,063,757	2,163,131
Professional fees	(b)	2,964,810	753,836
IT development and maintenance support	(c)	823,592	858,125
Travelling expenses	(d)	362,781	126,324
Investor Relations	(e)	249,727	-
Audit fee	(f)	170,825	174,250
Amortization – right-of-use assets	(g)	90,773	63,036
Share-based payments expenses on anti-dilution issuance of preferred shares	(h)	-	369,648
Others	(i)	366,773	208,910
		8,093,038	4,717,260

The by-nature classification of general and administrative expenses for the six months ended September 30, 2024 has been represented to conform with the presentation for the six months ended September 30, 2025.

(a)

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
Basic salaries, allowances and all benefits-in-kind	2,402,216	1,792,793
Pension costs - defined contribution plans	72,122	49,805
Share-based payments	589,419	320,533
	3,063,757	2,163,131

The above includes the cost of both employees and contractors. At September 30, 2025, the Company had 27 employees and 11 contractors (2024: 19 employees and 10 contractors). The Company also contracted with 3 paid non-executive directors during the period ended September 30, 2025. During the period ended September 30, 2025 the Company contracted with 2 non-paid non-executive directors.

(b)

For the six months ended September 30, 2025, professional fees primarily consisted of the legal fees and due diligence costs, and other professional expenses incurred in connection with the acquisition of Matter DK Aps, which completed on October 3, 2025 (see note 25). These fees also included costs associated with evaluating and preparing for other proposed merger and acquisition transactions (“M&A”), such as financial, tax, and legal reviews, as well as strategic assessments to support other potential business combinations and growth opportunities.

For the six months ended September 30, 2024, professional fees were primarily attributable to legal and professional services relating to the preparation of the Form F-1 of the Company and the Initial Public Offering (the “IPO”), which is successfully closed in January 2025.

(c)	IT development and maintenance support costs relate, primarily, to those associated with a third party that contributes to offer research, development and maintenance services for the Group’s commercial products. The costs also include server expenses for hosting the products. Included in IT development and maintenance support, the Group incurred research and development expenses of $405,330 for the six months ended September 30, 2025 (2024: $515,493) and no research and development expenditure is recognized as an internally generated intangible asset for both the periods.

9

(d)	Travelling expenses increased as the Group met with investors, engaged in M&A activity and sought business opportunities.

(e)	For the six months ended September 30, 2025, investor relations expenses primarily included costs related to media relations, investor engagement activities, and promotional content creation. These expenses reflect the Company’s efforts to maintain strong investor communications and enhance its visibility in global markets.

(f)	The audit fees primarily represent the fees accrued for the Public Company Accounting Oversight Board (“PCAOB”) audits of the Company’s consolidated financial statements.

(g)

For the six months ended September 30, 2024, the amount is represented the amortization expense in connection with the office lease in Monaco entered into by the Group in July 2023.

The increase during the six months ended September 30, 2025 is due to the additional amortization expenses recognized in connection with the new office lease in UK that commenced in April 2025.

(h)	In May 2024, the Group completed an $8.0 million capital raise with Rhino Ventures (the “Capital Raise”), which triggered an anti-dilution clause in the Articles of Association of DSL and resulted in 151 Series A Preferred Shares of DSL being issued to HBM IV, Inc. for $Nil consideration. In connection with the issuance, share-based payments expenses of $369,648 were recognized during the period (September 30, 2025: $Nil).

(i)	Other costs include recruitment fees, insurance, bank charges, general office expenses, marketing and others.

7 OTHER INCOME, GAINS or (LOSSES)

		Six Months Ended	Six Months Ended
	Notes	September 30, 2025	September 30, 2024
		USD	USD
		(Unaudited)	(Unaudited)
Fair value change
Preferred Shares	(a)	-	3,539,648
Convertible loan notes	(b)	-	(274,000)
Other interest income	(c)	211,438	-
Bank interest income		10,297	71
Subsidies from government authorities		38,223	12,806
Others		-	6
		259,958	3,278,531

(a)

In July 2021, the Group allotted 3,000 Preferred Shares to a shareholder for a consideration of $6,000,000. Preferred Shares were fair valued, using an equity allocation model at the end of each reporting period, which resulted in a gain of $3,539,648 for the six months ended September 30, 2024.

On December 20, 2024, following the Company’s registration statement Form F-1 being declared effective by the SEC, the outstanding Preferred Shares were converted into Ordinary Shares. No Preferred Shares were outstanding as of March 31, 2025 and no fair value change was recognized for the six months ended September 30, 2025 accordingly.

(b)

The Group issued 8% convertible loan notes with an aggregate face value of $4,350,000. The Notes were fair valued, using binomial option pricing model, at the end of each reporting period, resulting in a loss of $274,000 for the six months ended September 30, 2024.

On December 20, 2024, following the Company’s registration statement Form F-1 being declared effective by the SEC, all the outstanding Notes were converted into Ordinary Shares. No Notes were outstanding as of March 31, 2025 and no fair value change was recognized for the six months ended September 30, 2025 accordingly.

(c)	Other interest income represents the interest earned from loans to Matter DK ApS and advances to Resulticks Group Companies Pte Ltd. For details of the loans and the advance, see note 12.3.

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8 FINANCE COSTS, NET

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
Interest on
Convertible loan notes	-	151,245
Loan from immediate holding company	-	58,077
Loan from a related company	-	24,548
Lease liabilities	7,344	9,667
	7,344	243,537

9 INCOME TAX EXPENSE

During the six months ended September 30, 2025, income tax expense of the Group represented withholding tax paid following a sale of a software license to a client based in India. There was no other current tax expense or deferred tax expense for the period.

There was no current or deferred tax expense for the six months ended September 30, 2024.

9.1 Current income taxes

Under the two-tiered profits tax rates regime of Hong Kong Profits Tax, the first HK$2 million (c.$250,000) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million (c.$250,000) will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Taxes charged on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretation and practices in respect thereof.

The income tax expense for the period can be reconciled to the loss for the period per the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss as follows:

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
Loss before taxation	(5,795,016)	(1,161,471)

Notional tax calculated at the rates applicable to profits in the tax jurisdictions concerned	(405,900)	(576,164)
Tax effect of expenses that are not deductible	81,644	131,484
Tax effect of tax losses not recognized	324,256	444,680
Withholding tax paid during the period	(10,750)	-
Income tax expense	(10,750)	-

9.2 Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset tax recoverable against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The Group has accumulated tax losses of $24,651,515 at September 30, 2025 (March 31, 2025: $22,775,852) that are available indefinitely for offsetting against future taxable profits of the respective group companies in which the losses arose. No deferred tax asset has been recognized in respect of the tax losses.

The ultimate realization of unused tax losses is dependent upon the generation of sufficient future taxable profits during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to make profits in the future, utilization is still not considered probable and as such, no deferred tax asset has been recognized.

11

10 LOSS PER SHARE

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
Loss for the period
Loss for the period for the purpose of basic loss per share	(5,805,766)	(1,161,471)
Effect of dilutive potential ordinary shares:
Fair value change of Preferred Shares	N/A	(3,539,648)
Loss for the year for the purpose of diluted loss per share	(5,805,766)	(4,701,119)
Number of shares*
Weighted average number of ordinary shares for the purpose of basic loss per share	191,456,817	101,946,491
Effect of dilutive potential ordinary shares:
Preferred Shares	N/A	20,362,024
Weighted average number of ordinary shares for the purpose of diluted loss per share	191,456,817	122,308,515

*	The number of shares used in the calculation of basic and diluted loss per share for the six months ended September 30, 2024 have been restated to incorporate the impact of the Stock Bonus in September 2025.

Due to the losses during the six months ended September 30, 2025 and 2024, certain anti-dilutive instruments were excluded from the calculation of diluted loss per share. The excluded instruments, which are determined as anti-dilutive, include:

●	Share option awards of 6,905,608 at September 30, 2025 (2024: 665,646 (pre-Stock Bonus)), see note 23;
●	Notes with aggregate face values of $4,350,000 at September 30, 2024; and
●	Private Warrants and IPO Warrants at September 30, 2025 and 2024, see note 18.2.

11 RIGHT-OF-USE ASSETS

Right-of-use assets relate to office space leased by the Group. The amount in respect of lease are as follows:

Properties
USD
At April 1, 2024	357,202
Amortization	(125,575)
Modification adjustment (a)	(5,955)
At March 31, 2025 (audited)	225,672
Additions (b)	84,233
Amortization	(90,773)
Exchange realignment	3,505
At September 30, 2025 (unaudited)	222,637

(a)	There were rent reviews relating to the Monaco office in February 2025 and modification adjustments were made to account for the change in monthly rent.

(b)	In April 2025, the Group entered into a new lease agreement in the UK which expires September 1, 2026.

12

12 TRADE RECEIVABLES, CONTRACT ASSETS, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENT

12.1 Trade receivables, net

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Trade receivables	2,513,696	1,394,545
Less: loss allowance	(18,394)	-
	2,495,302	1,394,545

Trade receivables are non-interest bearing and generally have credit terms of 30 days.

An aging analysis of the trade receivables at the end of the reporting period, based on the invoice date and net of loss allowance, is as follows:

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Less than 1 month	1,866,294	1,219,953
Between 1 month and 3 months	21,500	158,350
Over 3 months	607,508	16,242
	2,495,302	1,394,545

The movements in the loss allowance for impairment of trade receivables are as follows:

	Six Months Ended	Year Ended
	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
At the beginning of the period/year	-	4,632
Provision for the period/year	18,394	-
Written off for the period/year	-	(1,788)
Reversal for the period/year	-	(2,844)
At the end of the period/year	18,394	-

During the six months ended September 30, 2025, trade receivables of $Nil (2024: $4,314) were written off due to uncollectible as assessed by management. The carrying amounts of trade receivables are approximate their fair values.

13

12.2 Contract Assets

Contract assets relate to client contracts that have been completed, revenue recognized but is yet to be invoiced.

12.3 Other receivables, deposits and prepayment

	Notes	September 30, 2025	March 31, 2025
		USD	USD
		(Unaudited)	(Audited)
Current:
Deposits	(a)	57,285	63,914
Prepayments	(b)	245,811	351,791
Deferred fund-raising costs	(c)	800,000	650,000
Loans to Matter DK ApS	(d)	764,141	-
Advance to Resulticks Group Companies Pte Ltd	(e)	8,206,301	-
Other receivables		283	486
		10,073,821	1,066,191
Non-current:
Deposit	(a)	59,247	45,463

(a)	Current deposits represent amounts paid to an employment agency in Germany and deposit for investor relations services.

Non-current deposit of $59,247 (March 31, 2025: $45,463) represents the deposits for leases of office space in Monaco and the UK.

(b)	Prepayments consist of the advance payment of the Directors and Officers liability insurance premium, covering the 12 months period from January 2025, and prepaid software or license subscriptions. The decrease is primarily due to amortization of these items during the six months period ended September 30, 2025.

(c)	As of March 31, 2025, deferred fund-raising costs represent payments of $400,000 and $250,000 under the Nomas MOU (as defined in note 24) and the Al Noor MOU (as defined in note 24), respectively. The increase during the six months ended September 30, 2025 is due to an additional payment of $150,000 under the Al Noor MOU in June 2025.

(d)	The balance represents the loans to Matter DK ApS with a total amount of EUR650,000 (equivalent to $759,004) and the accrued interest of $5,137. The loan principal accrues interest at a rate of 5% per annum.

The Company completed the acquisition of Matter DK ApS on October 3, 2025 (see note 25).

(e)	On June 23, 2025, the Company entered into a funding agreement (“FA”) with Resulticks Group Companies Pte Ltd (“Resulticks”), under which the Company agreed to provide Resulticks with funding of up to $11,000,000, to be disbursed in tranches as mutually agreed, with funding intended to be completed by July 11, 2025, and to be offset against the proposed $200 million post-acquisition funding, if the proposed acquisition proceeds.

In the original FA, if (a) the parties determined not to proceed with the acquisition, or (b) failed to enter into a definitive agreement by July 28, 2025 (or such later date as may be mutually agreed) (each a “Deal Failure”), any amounts disbursed were repayable within 45 calendar days and accrued interest at a rate of 10% per annum, effective from the date of initial disbursement until repayment.

On September 24, 2025, the parties amended the FA to make all disbursed funding immediately due on September 30, 2025 (or a mutually agreed later date) and extended the memorandum of understanding deadlines to October 31, 2025.

Additionally, if Resulticks raises capital or draws down from a debt facility prior to the acquisition or a Deal Failure, the proceeds from such funding must be applied to repay any amounts disbursed by the Company under the funding arrangement.

At September 30, 2025 the Company has disbursed $8 million to Resulticks.

14

13 TRADE PAYABLES, OTHER PAYABLES AND ACCRUALS

	Note	September 30, 2025	March 31, 2025
		USD	USD
		(Unaudited)	(Audited)
Trade payables		637,680	200,660
Other payables		12,118	11,852
Accruals	(a)	2,712,794	695,022
		3,362,592	907,534

(a)	The increase in accruals from March 31, 2025 is primarily due to the legal fees, due diligence costs, and other professional expenses incurred in connection with the acquisition of Matter DK ApS and other proposed merger and acquisition transactions. Other accruals relate to audit fees, holiday pay and other costs associated with the on-going running of the business.

14 DEFERRED REVENUES

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Advisory service income	104,710	145,760
Customization income	81,600	42,600
Subscription fee income	424,950	317,064
	611,260	505,424

At April 1, 2024, deferred revenues amounted to $322,826.

Deferred revenues relate to revenues that have been invoiced to the client but not yet earned. The deferred revenues are expected to be recognized as revenue in the next 12 months.

15

15 RELATED PARTY TRANSACTIONS

15.1 Transactions with related parties

In addition to those related party transactions and balances disclosed elsewhere in the unaudited interim condensed consolidated financial statements, the Group had the following transactions with its related parties during the reporting period:

		Six Months Ended	Six Months Ended
	Notes	September 30, 2025	September 30, 2024
		USD	USD
		(Unaudited)	(Unaudited)
Subscription fee income	(a)	16,070	23,639
Consultancy fee	(b)	125,000	125,000
Share-based payments expenses on anti-dilution issuance of Preferred Shares	(c)	-	369,648
Finance charges on:
Loan from a related company	(d)	-	24,548
Loans from immediate holding company	(e)	-	58,077
Convertible loan notes	(f)	-	151,245

(a)	During the six months ended September 30, 2025, the Group entered into sales agreements with certain shareholders amounting to $16,070 in revenue generated (2024: $23,639).

(b)	During the six months ended September 30, 2025, Miles Pelham, controller of Rhino Ventures, engaged as a contractor to provide management services in return for a fee of $125,000 (2024: $125,000).

(c)	In connection with the issuance 151 Preferred Shares of DSL triggered by the Capital Raise, share-based payments expenses of $369,648 were recognized during the six months ended September 30, 2024 (2025: $Nil).

(d)	The Group had a loan from a related company, Diginex (Holdings) Limited, with a principal of $1,000,000. The loan bore an 8% annual interest charge and interest of $24,548 was accrued during the six months ended September 30, 2024.

Upon the Recapitalization in July 2025, the loan was converted into convertible loan notes. The convertible loan notes were converted into Ordinary Shares on December 20, 2025.

(e)	The Group had loans outstanding from the immediate holding company, Rhino Ventures. The loans bore an 8% annual interest charge and interest of $58,077 was accrued during the six months ended September 30, 2024.

On January 21, 2025, pursuant to a triparty loan agreements entered into between the Company, DSL, and Rhino Ventures dated September 30, 2024, the loans were fully settled through the capitalization by issuing Ordinary Shares and cash settlement. At March 31, 2025, there was no balance outstanding, and no interest was accrued for the six months ended September 30, 2025 accordingly.

(f)	The Group issued 8% convertible loan notes to the shareholders of the Company. Interest of $151,245 was accrued during the six months ended September 30, 2024.

On December 20, 2024, all the outstanding convertible loan notes were converted into Ordinary Shares. No convertible loan notes were outstanding as of March 31, 2025 and no interest was accrued for the six months ended September 30, 2025 accordingly.

16

15.2 Due to a related company

As of March 31, 2025, the amount due to a related company, Compass Limited, of $34,579 related to the deposit for the office lease in Monaco. Compass Limited is a company controlled by Rhino Ventures. The balance was repaid during the period and there was no outstanding balance as of September 30, 2025.

The amount was unsecured, interest-free and repayable on demand.

15.3 Key management compensation

	Six Months Ended	Six Months Ended
	September 30, 2025	September 30, 2024
	USD	USD
	(Unaudited)	(Unaudited)
Basic salaries, allowances and all benefits-in-kind	813,713	750,914
Pension costs - defined contribution plans	6,924	3,462
Share-based payments	282,965	274,497
	1,103,602	1,028,873

Senior representatives are considered as key management personnel of the Group.

15.4 Amounts due to key management

At September 30, 2025, expense reimbursement of $25,778 (March 31, 2025: $68,724) were outstanding to key management personnel and were included in accruals.

15.5 Warrants

On May 27, 2024, Rhino Ventures was issued with warrants in DSL in connection with the $8 million Capital Raise. Following the Group restructure, there were 4,170,520 warrants issued and outstanding and exercisable for a period of three years from the date they were issued and are exercisable at a price of US$6.13 per warrant. The warrants, if fully exercised, will result in the issuance of shares equal to 51% of the Company’s outstanding Ordinary Shares at the time the warrants are exercised. This amount will be prorated in the event of partial exercise of the warrants. See note 18.2 for details.

On January 23, 2025, the Company issued Rhino Ventures the IPO Warrants in connection with the IPO. See note 18.2 for details.

On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 Ordinary Shares. The total exercise price of $11,542,500 has been delivered in full to the Company following non-interest bearing advances from Rhino Ventures in both June and July 2025.

15.6 Convertible Loan Notes

The Company issued $4,350,000 convertible loan notes with an 8% coupon, of which all were held by related parties due to their shareholding in the Company. Rhino Ventures held $517,535, HBM IV, Inc. held $2,000,000 and Nalimz Holdings Limited held $1,000,000, Working Capital Innovation Fund II held $582,465 and Hafnia Pte Ltd held $250,000.

On December 20, 2024, following the Company’s registration statement being declared effective by the SEC, all the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totaling $5,101,781, were converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares. Subsequent to the conversion, there were no convertible loan notes outstanding.

17

16 LEASE LIABILITIES

Changes in lease liability is as follows:

	Six Months Ended	Year Ended
	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
At the beginning of the period/year	237,675	365,356
Increase in lease liability	84,233	-
Interest expense (note 8)	7,344	17,236
Lease modification adjustment	-	(5,955)
Reduction in lease liability	(103,373)	(138,962)
Exchange realignment	3,505	-
At the end of the period/year	229,384	237,675

Classified in the unaudited interim condensed consolidated statements of financial position as follows:

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Current	181,091	126,808
Non-current	48,293	110,867
	229,384	237,675

Maturity of lease liabilities is as follows:

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Not later than one year	191,563	135,670
Later than one year and not later than five years	45,223	113,058
	236,786	248,728
Finance costs	(7,402)	(11,053)
Present value of minimum lease payments	229,384	237,675

18

17 SHARE CAPITAL

Under a deemed reverse acquisition (as discussed in note 3), the historical shareholders’ equity of DSL, being the accounting acquirer (legal acquiree) prior to the Transaction is retrospectively adjusted to reflect the legal capital structure of the accounting acquiree (legal acquirer) and the Share Subdivision. This is calculated by using the exchange ratio as determined on the completion of the Transaction being 410 shares in the Company for each DSL share and multiplying by 2 for the impact of Share Subdivision. The difference in value of the share capital arising from this conversion versus the share capital amount in DSL is recorded in equity under the capital reserve.

The Shares of the Company have a par value of $0.00005 after the Share Subdivision.

							Share capital
							net of capital
		Share capital		Share	Capital	Warrant	reserve and warrant
	Notes	Shares	Amount	premium	reserve	reserve	reserve
			USD	USD	USD	USD	USD
Balance at April 1, 2024 (audited)		11,626	3,752,669	-	-	-	3,752,669
Exercise of share option awards (pre-recapitalization)	(a)	44	27,368	-	-	-	27,368
Capital Raise	(b)	5,086	1,346,800	-	-	6,653,200	8,000,000
Pre-recapitalized balance		16,756	5,126,837	-	-	6,653,200	11,780,037
Recapitalization of DSL (1:410 exchange ratio)	(c)	6,853,204	(5,126,150)	-	5,126,150		-
Sub-total		6,869,960	687	-	5,126,150	6,653,200	11,780,037
Founding share of the Company		1	-	-	-		-
Sub-total		6,869,961	687	-	5,126,150	6,653,200	11,780,037
Share Subdivision	(d)	6,869,961	-	-	-		-
Recapitalized balance		13,739,922	687	-	5,126,150	6,653,200	11,780,037
Exercise of share option awards (post-recapitalization)	(e)	1,003,680	50	1,768,661	-	-	1,768,711
Conversion of Preferred Shares	(f)	2,583,820	129	5,610,871	-	-	5,611,000
Conversion of convertible loan notes	(f)	2,347,134	117	6,133,664	-	-	6,133,781
Capitalization of loan from immediate holding company	(g)	731,707	37	2,999,963	-	-	3,000,000
IPO and Exercise of overallotment option	(h)	2,587,500	130	9,176,277	-	-	9,176,407
Issuance of IPO Warrants	(i)	-	-	-	-	72,610,000	72,610,000
Balance at March 31, 2025 (audited)		22,993,763	1,150	25,689,436	5,126,150	79,263,200	110,079,936

Balance at April 1, 2025 (audited)		22,993,763	1,150	25,689,436	5,126,150	79,263,200	110,079,936
Exercise of the IPO Warrants (Tranche 1)	(j)	2,250,000	113	28,919,387	-	(17,377,000)	11,542,500
Sub-total		25,243,763	1,263	54,608,823	5,126,150	61,886,200	121,622,436
Bonus split	(k)	176,706,341	8,835	-	-	-	8,835
Balance at September 30, 2025 (unaudited)		201,950,104	10,098	54,608,823	5,126,150	61,886,200	121,631,271

19

(a)	In April 2024, DSL issued 44 shares to an employee via the exercising of vested employee share options. These shares rank pari passu with the existing ordinary shares of DSL in all respects. These shares equate to 36,080 shares post the Recapitalization.

(b)	On May 27, 2024, DSL and its subsidiaries (collectively referred to as the “DSL Group”) completed the Capital Raise and DSL allotted 5,086 ordinary shares and 10,172 warrants to Rhino Ventures. The warrants have a fair value of $6,653,200 and $1,346,800 being allocated to share capital with a total value recognized in reserves of $8,000,000. These shares equate to 4,170,520 shares post the Recapitalization.

(c)	On July 15, 2024, the Company completed the Recapitalization. Prior to the Recapitalization, the Company had issued one founding share with a par value of USD 0.0001 and was a newly incorporated entity without material business activities, while DSL was the parent of the DSL Group. The Transaction resulted in the Company becoming the immediate holding company of DSL and DSL became a wholly owned subsidiary of the Company. The Recapitalization resulted in one share in DSL being exchanged for four hundred and ten (410) Ordinary Shares.

(d)	On July 26, 2024, the authorized share capital of the Company changed to USD50,000 divided into 960,000,000 Ordinary Shares of USD0.00005 par value each and 40,000,000 Preferred Shares of USD0.00005 par value each. The Share Subdivision resulted in the shareholding of each Company shareholder increasing by a multiple of two.

(e)	In August 2024, the Company issued 1,003,680 shares to certain employees via the exercising of vested employee share options. These shares rank pari passu with the Ordinary Shares in all respects.

(f)	On December 20, 2024, the Company’s registration statement Form F-1 being declared effective by the SEC. This resulted in outstanding Preferred Shares converting into 2,583,820 Ordinary Shares on a 1:1 basis. All the outstanding convertible loan notes with an aggregate face value of $4,350,000 and accrued interest of $751,781, totalling $5,101,781, also converted into Ordinary Shares at a conversion price of $2.17 resulting in the issuance of 2,347,134 Ordinary Shares.

(g)	Pursuant to a triparty loan agreement dated September 30, 2024, $3.0 million loan from Rhino Ventures was capitalized through the issuance of 731,707 Ordinary Shares.

(h)	On January 23, 2025, the Company closed on its IPO of 2,250,000 Ordinary Shares, par value $0.00005 per share, at a public offering price of $4.10 per ordinary share, for total gross proceeds of $9,225,000, before deducting underwriting discounts, commissions, and other related expenses. The net proceeds amounted to $7,747,756.

On January 27, 2025, the Company also closed on the underwriter’s exercise of the Over-Allotment Option to purchase 337,500 Ordinary Shares pursuant to the Underwriting Agreement. Pursuant to the Over-Allotment Option, the underwriters purchased an additional 337,500 Ordinary Shares at the public offering price of $4.10 per share, resulting in additional gross proceeds of $1.38 million, before deducting underwriting discounts and other related expenses. The net proceeds amounted to $1,261,969.

After giving effect to the full exercise of the Over-Allotment Option, the total number of Ordinary Shares sold by the Company in the IPO increased to 2,587,500 Ordinary Shares and the gross proceeds increased to $10,608,750 million, before deducting underwriting discounts and other related expenses. The total net proceeds amounted to $9,009,725.

The gross proceeds of $10,608,750 are deducted against the deferred IPO expenses of $1,432,343 upon the successful closing of the IPO and share capital of $130 and share premium of $9,176,277 are recognized.

(i)	On January 23, 2025, the Company issued Rhino Ventures six tranches of the IPO Warrants (as defined in note 18.2), with each tranche comprising 2,250,000 warrants, in connection with the IPO. See note 18.2 for details.

(j)	On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 Ordinary Shares of the Company. The total exercise price of US$11,542,500 has been delivered in full to the Company.

(k)	On September 8, 2025, the Company completed the Stock Bonus. Each shareholder received seven bonus Ordinary Shares for every one ordinary share held. The Stock Bonus resulted in the issuance of 176,706,341 Ordinary Shares.

20

18 OTHER RESERVES

18.1 Capital reserve

The capital reserve of $5,126,150 arose from the recapitalization of the Group with the Company’s share capital issued as part of the Recapitalization and the impact of the Share Subdivision. This reserve ensures that the total shareholders equity both pre- and post- Recapitalization and the Share Subdivision remains the same as that of the DSL Group immediately before the Recapitalization and Share Subdivision.

18.2 Warrant reserve

Private warrants

In May 2024, the Group completed the Capital Raise with its immediate holding company, Rhino Venture. As part of this transaction, DSL allotted 5,086 ordinary shares and 10,172 DSL Private Warrants to Rhino Venture, with an exercise price of $2,512 per warrant. If fully exercised, the DSL Private Warrants will result in the issuance of such number of ordinary shares equal to 51% of the total issued and outstanding shares of the Company at the time of exercise. For partial exercise, the number of shares to be issued will be determined on a prorated basis at the time of exercise.

Following the Recapitalization in July 2024, the DSL Private Warrants were cancelled and the Company issued 4,170,520 Private Warrants as a replacement with an exercise price of $6.13. The Private Warrants were issued on identical terms and with the same economic benefits as the DSL Private Warrants. Post the completion of the Restructuring, there was no change to the economic position of the shareholders or warrant holders.

Both the Private Warrants and the DSL Private Warrants (collectively, “Both Private Warrants”) are classified as an equity instrument on the basis that they do not include contractual obligation to deliver cash to the warrant holder, and Both Private Warrants meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders. The DSL Private Warrants were initially recognized at their fair value on the date of issuance and no subsequent remeasurement is required. The binomial option-pricing model was used to determine the fair value of the DSL Private Warrants, with key inputs and assumption set out as follow:

Grant date	May 28, 2024
Time to expiry (year)	3.00
Spot price (pre-recapitalization)	$2,252
Risk-free rate	4.75%
Dividend yield	0.00%
Volatility	41.33%

Given the Private Warrants were issued as a replacement on identical terms, no additional valuation or remeasurement was required. No Private Warrants had been exercised since the date of issuance.

IPO warrants

On January 23, 2025, the Company issued Rhino Ventures the warrants identified below in connection with the IPO. The IPO Warrants are classified as an equity instrument on the basis that they do not include contractual obligation to deliver cash to the warrant holder, and the IPO Warrants meet the fixed-for-fixed condition by preserving the relative economic interests of both the warrant holder and the Company’s shareholders. The IPO Warrants were initially recognized at their fair value on the date of issuance and no subsequent remeasurement is required.

	Pre-Stock Bonus		Post-Stock Bonus
Tranche	Number of Warrants	Exercise Price (per share)	Number of Warrants	Exercise Price (per share)	Expiration Date	Duration from January 23, 2025
1	2,250,000	$5.13	N/A	N/A	July 23, 2025	6 months
2	2,250,000	$6.15	18,000,000	$0.77	October 23, 2025	9 months
3	2,250,000	$7.18	18,000,000	$0.09	January 23, 2026	12 months
4	2,250,000	$8.20	18,000,000	$1.03	April 23, 2026	15 months
5	2,250,000	$10.25	18,000,000	$1.28	July 23, 2026	18 months
6	2,250,000	$12.30	18,000,000	$1.54	January 23, 2027	24 months

*	Tranche 1 of the IPO Warrants were exercised before the Stock Bonus.

The binomial option-pricing model was used to determine the fair value of the IPO Warrants, with key inputs and assumptions set out as follow:

Tranche	1	2	3	4	5	6
Time to expiry (year)	0.50	0.75	1.00	1.25	1.50	2.00
Closing spot price on January 23, 2025	$12.75	$12.75	$12.75	$12.75	$12.75	$12.75
Risk-free rate	4.27%	4.23%	4.18%	4.21%	4.23%	4.29%
Dividend yield	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Volatility	30.66%	32.79%	33.25%	32.83%	32.81%	33.05%

On July 22, 2025, Rhino Ventures exercised tranche 1 of the IPO Warrants, with an exercise price of $5.13 per share, to purchase 2,250,000 Ordinary Shares. The total exercise price of US$11,542,500 has been delivered in full to the Company.

Subsequently, on October 23, 2025, Rhino Ventures exercised the tranche 2 of the IPO Warrants, with an exercise price of $0.77 per share, to purchase 18,000,000 Ordinary Shares. The total exercise price of US$13,837,500 has been delivered in full to the Company.

18.3 Share option reserve

The share option reserve comprises of the fair value of share option awards that have yet to vest or to be exercised.

18.4 Exchange reserve

Exchange reserve comprises all foreign exchange differences arising from the translation of the financial statement of foreign operation.

18.5 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained by the business.

19 DIVIDEND

No dividends were declared or paid during each of the six months ended September 30, 2025 and 2024.

21

20 SHARE-BASED PAYMENTS

DSL’s Share Option Award Scheme (the “DSL Scheme”)

The board of directors of DSL (the “DSL Board”) approved and adopted the DSL Scheme which outlines the grant of share option award (the “DSL Award”) to selected employees and/or consultants of the DSL Group (the “DSL Participant”) to subscribe ordinary shares of DSL (the “DSL Share”). The DSL Board may determine the DSL Participant and grant DSL Shares under the DSL Scheme not exceeding 15% of issued shares in the Company on a fully diluted basis. Purpose of the DSL Scheme is to attract and retain the best available talent for the DSL Group to benefit its business operations.

DSL may grant the DSL Participant an DSL Award consisting in the right to acquire or receive a certain number, or a percentage, of DSL Shares (the “DSL Ownership Stake”) determined in the DSL Scheme (each event being an “DSL Award Grant”). The DSL Award Grant shall vest after thirty-six (36) calendar months of continuous employment with, or service to, DSL or of any of its affiliates (the “DSL Vesting Date”). Unless exercised, the Award will lapse and expire after six (6) calendar months from the Vesting Date (“DSL Long Stop Date”).

The number of DSL Shares the DSL Participant is entitled to under an DSL Award Grant shall be determined at the DSL Vesting Date. The vesting of the DSL Award Grant shall confer to the DSL Participant the same shareholding percentage in DSL as the DSL Ownership Stake. Unless determined at the time of the DSL Award Grant, such shareholding shall be calculated based on the total number of DSL Shares issued at the DSL Vesting Date.

Prior to the DSL Long Stop Date, should DSL give notice of: 1) merger or acquisition or similar event involving change of control of DSL; or 2) listing of its shares on a recognized and regulated stock exchange, all DSL Awards, whether vested or unvested, shall be: 1) (i) automatically exchanged for equivalent options over or in relation to shares in the acquirer entity or listed company; or (ii) cancelled in exchange for, and automatically converted to, shares in the acquiring entity or listed company in equivalent value as the value under the DSL Award Grant, which will be locked-up for a period of 15 months from the date of change of control or listing, respectively, (the “DSL Lock-up Period”) and will be released in three (3) equal instalments over a period of six (6) months following the expiration of such DSL Lock-up Period.

The DSL Award Grant shall be forfeited and cancelled if before the DSL Vesting Date: (a) the DSL Participant hands in a notice of resignation; (b) the DSL Participant gives notice of termination of service; or (c) the DSL Participant’s employment or service with DSL is terminated for any reason, unless otherwise determined by the DSL Board in its sole and absolute discretion.

Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”)

On July 28, 2024, the board of directors of the Company (the “Board”) approved and adopted the Diginex Limited 2024 Omnibus Incentive Plan (the “Scheme”), which replaced the DSL Scheme, which outlines the grant of share option award (the “Award”) to selected employees and/or consultants of the Group (the “Participant”) to subscribe Ordinary Shares. The Board may determine the Participant and grant Shares under the Scheme not exceeding 5,400,000 Ordinary Shares (before the Stock Bonus). Purpose of the Scheme is to attract and retain the best available talent for the Company to benefit its business operations.

The Company may grant the Participant an Award consisting of the right to acquire or receive a certain number, or a percentage, of Shares (the “Ownership Stake”) determined in the Scheme (each event being an “Award Grant”). The exercise price of Shares purchasable under an Award shall be determined at the time of grant, provided that the exercise price per Share for the Shares to be issued pursuant to the exercise of an Award shall be no less than the par value of such Share.

Awards vest and become exercisable in accordance with the terms and conditions specified in the applicable Award Agreement, which may include the achievement of pre-established performance goals, if applicable. For Awards granted prior to the Company’s listing on the NASDAQ Capital Market or any other stock exchange, vesting occurs on (i) the date(s) specified in the Award Agreement, (ii) after 36 months of continuous employment or service with the Company or its affiliates, or (iii) an earlier date if determined at the discretion of the Board to accelerate the vesting schedule.

Upon termination of employment or service, the treatment of stock options depends on the circumstances of the termination. If the termination occurs for reasons other than cause, retirement, disability, or death, vested options remain exercisable for 90 days following the termination date. This period is extended to one year if the participant passes away during the 90-day period. Unvested options, however, are forfeited immediately upon termination. In all cases, options cannot be exercised beyond their original expiration date. For terminations due to retirement, disability, or death, vested options remain exercisable for one year from the termination date, subject to their original expiration date. Unvested options are forfeited immediately upon termination. If the termination is for cause, all options, whether vested or unvested, are forfeited immediately.

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Details of the Awards granted during the six months ended September 30, 2025 and 2024:

		Number of/% of share option			Fair value per option at grant date
Grant dates		award to vest	Vesting periods		Before the Stock Bonus	After the Stock Bonus
			From	To
31-Jul-2024		65,426	31-Jul-2024	27-Aug-2026	$2.098	$0.262
31-Jul-2024		303,400	31-Jul-2024	31-Jul-2027	$2.098	$0.262
21-Aug-2024	*	0.50%	21-Aug-2024	30-Apr-2026	$2.098	$0.262
1-Sep-2025		20,000	1-Sep-2025	18-May-2026/2027/2028	$60.50	$7.563

*	Fair value of the Awards as of August 21, 2024 is with reference to the fair values determined on July 31, 2024.

Number of shares options. Re-capitalization takes into account the impact of the share exchange between the Company and DSL at a ratio of 410:1 and the subsequent share subdivision on the Company at a ratio of 2:1:

Number of share options
At April 1, 2024, based on number of DSL’s shares-in-issue (audited)	1,890
Additions	69
Exercised (note a)	(44)
Pre-recapitalized balance	1,915
Post-recapitalized balance	1,570,219
Additions	566,119
Exercised (note b)	(1,003,680)
Expired	(352,600)
At March 31, 2025, based on number of Diginex Limited’s shares-in-issue (audited) (note c)	780,058
- weighted average exercise price	$0.00005
- number of share options exercisable	17,345

At April 1, 2025 (audited)	780,058
Additions	83,143
Sub-total	863,201
Stock Bonus	6,042,407
At September 30, 2025 (unaudited) (note c)	6,905,608
- weighted average exercise price	$0.00005
- number of share options exercisable	335,560

(a)	The weighted average share price at the exercise date was $2.746 (recapitalized).

(b)	The weighted average share price at the exercise date was $2.098.

(c)	The weighted average remaining contractual life of the outstanding share options is 2.03 years as of September 30, 2025 (March 31, 2025: 2.57 years).

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The fair value of the Awards granted is estimated at the grant date using the discounted cash flow (“DCF”) and equity allocation model (“EAM”) or Binomial Model. The following table lists the inputs to those models at respective grant date:

Dates of fair value	July 31, 2024	September 1, 2025	September 1, 2025	September 1, 2025
Valuation approach	DCF & EAM*	Binomial Model	Binomial Model	Binomial Model
Discount rate	16%	N/A	N/A	N/A
Terminal growth rate	3%	N/A	N/A	N/A
Lack of marketability discount	3%	N/A	N/A	N/A
Lack of control discount	20%	N/A	N/A	N/A
Expected Volatility	38%	36.49%	35.49%	41.26%
Risk Free Rate	N/A	3.66%	3.58%	3.62%
Option life (year)	N/A	1.72	2.72	3.72

*	The equity value at 100% basis is determined using DCF method based on the estimates of cash flows as of the grant date discounted using an appropriate discount rate, having considered relevant risk factors. Volatility is determined based on the average annualized standard deviation of the historical stock prices of listed comparable companies

21 RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statement of cash flows as cash flows from financing activities.

	Preferred shares	Convertible loan notes	Amount due from immediate holding company	Amount due to a related company	Loan from immediate holding company	Loan from a related company	Total
	USD	USD	USD	USD	USD	USD	USD
At April 1, 2024 (audited)	9,359,000	4,090,342	5,345,929	34,579	1,930,993	1,140,931	21,901,774
Financing cash flows
Additions		-	713,719	-	2,335,461	-	3,418,828
Non-cash transaction	369,648	1,165,479	(6,059,142)	-	(1,940,858)	(1,165,479)	(8,000,000)
Interest expenses	-	151,245	-	-	58,077	24,548	233,870
Fair value/other adjustments	(3,539,648)	274,000	(506)	-	-	-	(3,266,154)
At September 30, 2024 (unaudited)	6,189,000	5,681,066	-	34,579	2,383,673	-	14,288,318

At April 1, 2025 (audited)	-	-	-	34,579	-	-	34,579
Financing cash flows
Repayments	-	-	-	(34,579)	-	-	(34,579)
At September 30, 2025 (unaudited)	-	-	-	-	-	-	-

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22 SUBSIDIARIES

The Group’s subsidiaries on September 30, 2025 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group. The country of incorporation or registration is also their principal place of business. Particulars of the subsidiaries as of September 30, 2025 are as follows:

Name of entities	Places of Incorporation and operation	Principal activities	Particulars of issued/registered share capital	Percentage of ownership interest
Diginex Solutions (HK) Limited	Hong Kong	Provision of ESG reporting solutions services	19,907 ordinary shares issued (March 31, 2025: 19,907 ordinary shares issued)	Direct 100% (March 31, 2025: 100%)
Diginex USA, LLC	United States of America	Provision of ESG reporting solutions services	1,000 Class A Units of $10 each (March 31, 2025: 1,000 Class A Units of $10 each)	Indirect 100% (March 31, 2025: 100%)
Diginex Services Limited	United Kingdom	Provision of ESG reporting solutions services	Ordinary shares of 1 pence each (March 31, 2025: Ordinary shares of 1 pence each)	Indirect 100% (March 31, 2025: 100%)
Diginex MENA Limited*	Abu Dhabi	Inactive	100 ordinary shares issued of $1 each. (March 31, 2025: N/A)	Direct 100%

*	Diginex MENA Limited was incorporated in Abu Dhabi on September 26, 2025.

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23 FINANCIAL RISK MANAGEMENT

23.1 Market risk factors

The Group’s activities expose it to a variety of market risks: foreign currency risk, interest rate risk and liquidation risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

23.1.2 Foreign currency risk

The Group operates primarily in USD and HKD, albeit there is an increasing exposure to GBP. Given USD and HKD are pegged within a range, the Group had a reduced exposure to foreign currency risk during the year. Given the increasing exposure to other currencies, the Group will formalize a foreign currency hedging policy in respect of foreign currency transactions, assets and liabilities. The Group monitors its foreign currency exposure closely and will consider hedging significant foreign currency exposure to manage the risk. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed.

23.1.3 Interest rate risk

The Group has minimal interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated. The Group’s cash flow interest rate risk relates primarily to variable-rate bank balances. The exposure to the interest rate risk for variable rate bank balances is insignificant as the bank balances have a short maturity period.

23.2 Credit risk

The Group has exposure to credit risk arising from deposits in banks as well as trade receivables. Credit risk is managed on a Group basis.

The amount of the Group’s maximum exposure to credit risk is the amount of the Group’s carrying value of the related financial assets and liabilities as of the end of the reporting period.

23.2.1 Deposits with bank

With respect to the Group’s deposits with banks, the Group limits its exposure to credit risk by placing deposits with financial institutions with high credit ratings and no recent history of default. Given the high credit ratings of the banks, management does not expect any counterparty to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. At September 30, 2025 and March 31, 2025, the Group had a concentration of deposits with one bank but does have additional banking relationships to mitigate any concentration risk.

23.3 Liquidity risk

23.3.1 Financing arrangement

The Group monitors its cash position on a regular basis and manages cash and cash equivalents to finance the Group’s operations. The Group has been primarily financed via the proceeds from the issuance of equity, issuance of convertible loan notes and access to a shareholder loan together with proceeds from the IPO.

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23.3.2 Maturities of financial liabilities

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each financial reporting period to the contractual maturity dates. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1-5 years	Total
	USD	USD	USD
At September 30, 2025 (unaudited)
Accounts payable	637,680	-	637,680
Other payables and accruals	2,724,912	-	2,724,912
Deferred revenues	611,260	-	611,260
Lease liabilities	181,091	48,293	229,384
	4,154,943	48,293	4,203,236
At March 31, 2025 (audited)
Accounts payable	200,660	-	200,660
Other payables and accruals	706,874	-	706,874
Deferred revenues	505,424	-	505,424
Due to a related company	34,579	-	34,579
Lease liabilities	126,808	110,867	237,675
	1,574,345	110,867	1,685,212

23.4 Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize the return to the shareholders through the optimization of the debt and equity balance.

The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may issue new shares or other instruments. No changes were made in the objectives, policies or processes for managing capital during the six months ended September 30, 2025.

23.5 Fair values measurements

23.5.1 Financial assets and financial liabilities measured at amortized cost

The financial assets and financial liabilities in the table below are measured at amortized cost. Management believes the carrying amounts of these financial assets and liabilities measured at amortized cost approximate their fair values.

	September 30, 2025	March 31, 2025
	USD	USD
	(Unaudited)	(Audited)
Financial assets
Trade receivables	2,495,302	1,394,545
Other receivables	9,770,725	650,486
Contract assets	-	750
Restricted bank balance	383,400	399,400
Cash and cash equivalents	1,850,673	3,111,141
	14,500,100	5,556,322
Financial liabilities
Trade payables	637,680	200,660
Other payables	12,118	11,852
Due to related companies	-	34,579
Lease liabilities	229,384	237,675
	879,182	484,766

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24 COMMITMENTS

On March 17, 2025, the Company signed two binding memoranda of understanding with Nomas Global Investments-LLC-S.P.C. and Al Noor Legal Consultants FZE ( the “MOUs”) to pursue a broad strategic relationship to facilitate the Company with its planned expansion in the UAE and the broader Gulf Cooperation Council region (“GCC”), which includes assisting the Company with a dual listing of the Ordinary Shares on the Abu Dhabi Securities Exchange and a potential capital raise of up to USD$250,000,000 focused on large institutional investors based in the GCC.

Pursuant to the Nomas MOU, the Company has agreed to pay fixed non-refundable fees in an aggregate amount of $800,000, with the initial payment of $400,000 paid upon signing of the Nomas MOU and the remaining balance of $400,000, as held under escrow and recognized as a restricted bank balance, to be released in equal installments upon the occurrence of three defined milestones via an escrow arrangement. The Nomas MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing of the Company’s securities on the ADX.

Pursuant to the Al Noor MOU, the Company has agreed to fees in an aggregate amount of $650,000, with a total of $400,000 paid by September 30, 2025 and the remaining fees in equal installments upon the occurrence of three defined milestones. The Al Noor MOU also provides that the Company shall pay success fees upon achieving certain capital raise targets and the successful listing the Company s securities on the ADX.

25 SUBSEQUENT EVENTS

The Company has evaluated all events or transactions that occurred after the balance sheet date, up through the date the Company issued these unaudited interim condensed consolidated financial statements and noted the following events,

●	On October 3, 2025 (the “Closing Date”), the Company completed the all share acquisition of Matter. The transaction was executed pursuant to the Share Purchase Agreement dated August 18, 2025 (as amended by the addendum dated August 29, 2025).

Key Terms of the Transaction

●	Total purchase consideration of USD13.0 million, payable entirely in the Company’s ordinary shares (“Consideration Shares”).
●	1,241,496 Consideration Shares to be issued in aggregate, of which:

○	1,055,272 shares were issued on the Closing Date; and
○	186,224 shares are deferred and will be issued 12 months after the Closing Date.

●	The Consideration Shares are subject to an 18-month lock-up period.
●	Management Shares: In connection with the acquisition, 238,752 of the Company’s ordinary shares were reserved for Matter’s executives and key employees, vesting in two equal tranches at 12 and 24 months after the Closing Date, conditional upon continued employment.
●	Advisory Shares: 62,074 of the Company’s ordinary shares were issued to an unrelated party as an introductory fee.

Management is in the process of preparing the purchase price allocation (“PPA”) in accordance with IFRS 3 and has not yet finalized the acquisition-date fair values of the identifiable assets and liabilities of Matter. The PPA is expected to be completed and disclosed in the Group’s next reporting period.

●

On October 23, 2025, Rhino Ventures exercised the tranche 2 of the IPO Warrants, with an exercise price of $0.77 per share, to purchase 18,000,000 ordinary shares of the Company. The total exercise price of US$13,837,500 has been delivered in full to the Company.

●	On October 31, 2025, the Company granted 98,101 Performance Share Units (the “PSUs”) and 203,743 Restrictive Share Units (the “RSUs”) to certain employees and contractors pursuant to the Company’s amended and restated 2024 Omnibus Incentive Plan adopted on July 28, 2024.

●	PSUs vest based on the performance of the Company’s share price compared against the movement of S&P Software & Services Industry Index over a three-year measurement period ending March 31, 2028.
●	RSUs vest over a two-and-a-half-year period with equal vesting on 31 March 2026, 2027 and 2028 subject to achievement of individual KPI’s.
●	Each PSU and RSU entitled the holder to subscribe one Ordinary Share upon vesting.

Management is in the process of assessing the impact of these grants on the Group’s consolidated financial performance.

●	On November 4, 2025, the Company signed a memorandum of understanding to acquire Kindred OS, a company engaged in innovation Edge Artificial Intelligence. The completion of the acquisition is subject to the completion of satisfactory due diligence.

●

On November 21, 2025, the Company signed a memorandum of understanding to acquire The Remedy Project Limited, an entity specializing in data-driven human rights risk assessment and worker-centered remediation protocols for global supply chains. The completion of the acquisition is subject to the completion of satisfactory due diligence

●	On November 30, 2025, the Company signed a memorandum of understanding to acquire PlanA.earth GmbH a business focused on corporate carbon accounting, decarbonization and ESG reporting. The completion of the acquisition is subject to the finalization of the definitive agreement and completion of satisfactory due diligence

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MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2025 AND 2024

The following Management Discussion and Analysis should be read in conjunction with its unaudited interim condensed consolidated financial statements and the related notes of Diginex Limited (“Diginex”) for the year ended March 31, 2025. This discussion contains forward-looking statements that involve risks and uncertainties. Diginex’s actual results and the timing of events could differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Risk Factors” in the Company’s filings with the Securities and Exchange Commission.

A. Operating Results

Results of Operations

	For the six months ended September 30,
in USD millions	2025	2024

Revenue	2.0	0.5
General and administrative expenses	(8.1)	(4.7)
Operating loss	(6.1)	(4.2)
Other income, gains	0.3	3.3
Finance costs, net	(0.0)	(0.2)
Loss before tax	(5.8)	(1.1)
Income tax expense	-	-
Loss for the period	(5.8)	(1.1)

Revenue

	For the six months ended September 30,
in USD millions	2025	2024

Software license/subscription fees	1.9	0.2
Advisory service income	0.1	0.1
Customization	0.0	0.2
	2.0	0.5

Revenue for the six months ended September 30, 2025 increased to $2.0 million from $0.5 million for the six months ended September 30, 2024.

A material component of the revenue increase relates to a significant white label sale of the diginexESG platform a categorized under software license/subscription fees. Revenues from advisory services remained flat whilst revenues from customization projects dropped as Diginex continues to focus on revenues from recurring software license/subscription and advisory sales rather than bespoke customization requests.

General and Administrative Expenses

	For the six months ended September 30,
in USD millions	2025	2024

Employee benefits	3.1	2.2
IT development and maintenance support	0.8	0.9
Professional fees	3.0	0.8
Share based payments	0.0	0.4
Audit fees	0.2	0.2
Other	1.0	0.2
	8.1	4.7

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General and administrative expenses increased by $3.4 million to $8.1 million for the six months ended September 30, 2025 when compared to the six months ended September 30, 2024. This increase was due, in part, to increased professional fees related to M&A activity including fees for due diligence services and legal advice. Employee benefits also increased as Diginex expanded in headcount, particularly in sales and business development. Other costs also increased which included, amongst other, increased travel, associated with M&A, investor relations to aid with the needs of a listed company and insurance.

Employee Benefits

Employee related expenses were $3.1 million for the six months ended September 30, 2025 an increase of $0.9 million when compared to the expense of $2.2 million for the six months ended September 30, 2024.

Salaries and employee benefits increased by $0.6 million to $2.4 million for the six months ended September 30, 2025 when compared to the six months ended September 30, 2024. At September 30, 2025 the employee headcount was 27 which compared to 19 at September 30, 2024.

Diginex also hired contractors during both periods. Diginex hired 11 contractors at September 30, 2025, compared to 10 at September 30, 2024. Costs associated contractors are included within the salaries and benefits.

Diginex Limited created a new Employee Shares Option Plan (“ESOP”) during the six months ended September 30, 2024 and all outstanding options in the former plan issued by Diginex Solutions (HK) Limited were cancelled and replaced with proportionate share options of Diginex Limited. The ESOP is fair valued at each reporting period using an equity allocation model and at September 30, 2025 resulted in an expense of $0.6 million compared to $0.3 million for the six months ended September 30, 2024.

IT Development and maintenance support

IT development and maintenance support costs decreased to $0.8 million for the six months ended September 30, 2025 compared to $0.9 for the six months ended September 30, 2024. This expense consists primarily of costs associated with the engagement of third-party IT engineers to drive the performance of the diginexESG, diginexLUMEN and Apprise platforms. At September 30, 2025 the Company engaged 27 engineers compared to 21 at September 30, 2024.

Included in IT development and maintenance support are research and development expenses of $0.4 million for the six months ended September 30, 2025 compared to $0.5 million for the six months ended September 30, 2024.

Professional fees

Diginex incurred professional fees of $3.0 million during the six months ended September 30, 2025 compared to $0.8 million for the six months ended September 30, 2024. The increase is primarily related to professional services fees associated with M&A activity. For the six months ended September 30, 2025 Diginex incurred M&A associated fees of $2.2 million. There were no such fees incurred during the six months ended September 30, 2024.

Share based payments

Diginex incurred a share based payment expense of $0.4 million during the six months ended September 30, 2024 compared to zero for the six months ended September 30, 2025. In May 2024, the Diginex completed an $8.0 million capital raise which triggered an anti-dilution clause in the Articles of Association and resulted in 151 preferred shares being issued to our preferred share holder. This award resulted in a share based payment expense of $0.4 million.

Audit fee

Audit fees remained flat at $0.2 million for the six months ended September 30, 2025 and the six months ended September 30, 2024.

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Other

Other expenses of $1.0 million for the six months end September 30, 2025 increased by $0.8 million from $0.2 million for the six months ended September 30, 2024. Other expenses increased due to increased spend on travel (associated with the M&A activity) and investor relations following the listing of Diginex in January 2025. Other expenses also include office rent, insurance and general office expenses.

Other income, gains

	For the six months ended September 30,
in USD millions	2025	2024

Net fair value gains of financial liabilities at fair value through profit and loss	-	3.3

Interest income	0.3	-
Total other income, gains	0.3	3.3

Diginex recognized total other gains of $0.3 million for the six months ended September 30, 2025 which compared to total other gains of $3.3 million for the six months ended September 30, 2024. The gains incurred in the six months ended September 30, 2025 related to interest earned on advances to third parties whilst for the six months ended September 2024 the gains were due to the fair value measurement of preferred shares and convertible loan notes.

Net Fair Value gains of Financial Liabilities at Fair Value Through Profit and Loss

In July 2021, Diginex raised $6.0 million via the issuance of redeemable preferred shares. At September 30, 2024, the preferred shares were fair valued for reporting purposes using an equity allocation model. The resulting valuation was $6.2 million, which concluded in a $3.5 million gain being recognized in the interim condensed consolidated statement of profit or loss for the six months ended September 30, 2024. The preferred shares were converted into ordinary shares upon the registration statement filed with the SEC being declared effective in December 2024, prior to Diginex’s Initial Public Offering (“IPO”), and hence no fair value adjustments were recognized in the six months ended September 30, 2025.

At September 30, 2024, Diginex had $4.35 million outstanding 8% convertible loan notes. At September 30, 2024, the convertible loan notes were fair valued for reporting purposes using the binominal option pricing model. The resulting valuation was $5.0 million, which concluded in a $0.2 million loss being recognized in the interim condensed consolidated statement of profit or loss. The convertible loan notes were converted into ordinary shares upon the registration statement filed with the SEC being declared effective in December 2024, prior to Diginex’s IPO, and hence no fair value adjustments recognized in the six months ended September 30, 2025.

Interest income

During the six months ended September 30, 2025 Diginex generated interest from advances to third parties that were involved in M&A discussions. No such advances were made in the six months ended September 30, 2024.

Finance Costs

Diginex incurred minimal finance costs for the six months ended September 30, 2025 compared to $0.2 million financing costs for the six months ended September 30, 2024.

During the six months ended September 30, 2024, $0.1 million of the finance cost related to the 8% convertible loan notes. A loan from the immediate holding company which charged an 8% coupon resulted in a further finance cost of $0.1 million for the six months ended September 30, 2024.

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Income Tax

The operating activities of Diginex in the six months ended September 30, 2025 and 2024 did not generate a taxable charge due to operating losses incurred. There was, however, a minimal tax charge in relations to withholding tax on a sale to a client in India.

Although Diginex had operations in United Kingdom and USA during the reporting periods, the majority of its operations have been in Hong Kong. The Group is subject to Hong Kong profits tax at 16.5%.

Inflation

Since commencing operations, Diginex has not been materially impacted by changes in inflation.

Impact of Foreign Currency Fluctuations on Results

Diginex’s main operating currencies have historically been the US Dollar and Hong Kong Dollar. As the Hong Kong Dollar is pegged to the US Dollar, Diginex has not been overly exposed to foreign currency fluctuations in prior years. As the business grows, Diginex will be exposed to more foreign currencies and their fluctuations, such as the British Pound and Euro.

Significant Accounting Policies, Judgments and Estimates

The preparation of Diginex Limited’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

In preparing these interim condensed consolidated financial statements, the accounting policies and methods of computation used in the interim condensed consolidated financial statements for the six months ended 30 September 2025 are the same as those applied to the audited combined financial statements as at and for the year ended 31 March 2025.

Significant accounting policies

In preparing these interim condensed consolidated financial statements, the accounting policies and methods of computation used in the interim condensed consolidated financial statements for the six months ended 30 September 2025 are the same as those applied to the audited combined financial statements as at and for the year ended 31 March 2025.

Accounting estimates and judgements

In the application of the Diginex’s accounting policies, the management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The key areas of estimates and judgements are the same as those applied to the audited financial statements for the year ended 31 March 2025.

Recently Released Accounting Standards

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the audited financial statements for the year ended 31 March 2025.

B. Liquidity and Capital Resources

Diginex’s ability to fund its operations is based on its ability to generate revenue, its ability to attract investors, the exercise of outstanding warrants and , historically, its ability to borrow funds on reasonable economic terms. In January 2025, Diginex completed its with gross proceeds of $10.6 million after accounting for the issuance of the over-allotment.

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During the six months end September 30, 2025, tranche 1 (of six) IPO Warrants were exercised resulting in the receipt of $11.5 million. During the same the period, Diginex advanced $8 million to an acquisition target, Resulticks Group Companies Pte Ltd (“Resulticks”). If the acquisition is completed the funds be converted into an inter-company balance, otherwise they will be returned upon confirmation that the acquisition will not complete, together with accrued interest.

During the six months ended September 30, 2024, Diginex raised capital via the advance of $0.7 million to complete an $8.0 million capital raise. The $8.0 million raise completed in May 2024 and included the conversion of $1.9 million of debt into equity. Post the capital raise, Diginex continued to be funded via a loan from Rhino Ventures Limited which carried an 8% annual interest charge. At September 30, 2024 there was $2.3 million outstanding. Upon completion of the IPO in January 2025 the loan was $3.5 million with $3.0 million being converted into shares at the IPO price of $4.10 and the balance repaid in cash. At September 30, 2024, Diginex also had $4.35 million convertible loan notes outstanding with a charge of 8% per annum. During the six months ended September 30, 2024 a $1 million loan with a related party was converted into a convertible loan note. All convertible loan notes were automatically converted into ordinary shares of Diginex Limited upon the registration statement being declared effective on December 20, 2024.

Management is of the opinion that the capital of the Group is sufficient to meet present requirements.

Diginex Limited is not aware of any legal or economic restrictions on the ability of its subsidiaries to transfer funds to Diginex Limited in the form of cash dividends, loans or advances. Diginex Limited is also not aware of any material restrictions that impact the transfer of funds between subsidiaries to enable the operating of the business in various jurisdictions.

At September 30, 2025, the Group held cash and cash equivalents of $1.9 million. The majority was held in USD. Diginex held all balances in bank accounts and had not hedged any foreign exchange exposures given the dominant use of USD and Hong Kong dollars. However, given the increased use of British Pounds for salaries, Diginex is looking to implement a Treasury Policy to manage foreign exchange requirements going forward.

As of September 30, 2025 the group held cash and cash equivalents of $1.9 million and $0.1 million at September 30, 2024, as detailed below:

	Six months ended September 30, 2025	Six months ended September 30, 2024
in USD Millions	Total	Total

Net cash provided by (used in) operating activities	(3.9)	(2.9)
Net cash provided by (used in) investing activities	(8.8)	0.0
Net cash provided by financing activities	11.4	2.9
Net increase (decrease) in cash and cash equivalents	(1.2)	0.0
Cash and cash equivalents, beginning of period	3.1	0.1
Effect of foreign exchange rate changes	-	0.0
Cash and cash equivalents, end of year	1.9	0.1

Cash Flows from Operating Activities

Cash outflows from operating activities were $3.9 million in the six month ended September 30, 2025, compared to an outflow of $2.9 million for the six months ended September 30, 2024. Of the operating expenditure incurred in the six months ended September 30, 2025, $2.4 million related to employees and contractors and $0.8 million on third party IT engineers. In the six months ended September 30, 2024, $1.8 million of spend related to employees and contractors and $0.9 million on third party IT engineers.

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Cash flows from Investing Activities

Cash outflows from investing activities were $8.8 million in the six months ended September 30, 2025 compared to minimal movements in the six months ended September 30, 2024. During the six months ended September 30, 2025 Diginex advanced $8 million to Resulticks, that charges a fee of 10% per annum. Diginex also advanced $0,8 million to Matter DK ApS during the six months ended September 30, 2025. This advance carries and interest of 5%. In October 2025, Diginex completed the acquisition of Matter for all share transaction valued at $13 million. Post the acquisition the amount is treated as an intercompany loan.

Cash flows from Financing Activities

Total cash inflows from financing activities were $11.4 million in the six months ended September 30, 2025, compared to an inflow of $2.9 million for the six months ended September 30, 2024.

During the six months ended September 30, 2025, outstanding warrants were exercised that results in the receipt of $11.5 million and 2,250,000 Diginex shares being issued (18,000,000 after the share bonus distribution on September 8, 2025).

During the six months ended September 30, 2024, Diginex collected $0.7 million as an advance payment on the completion of an $8.0 million capital raise from Rhino Ventures Limited. The $8.0 million raise completed in May 2024 and included the converting of $1.9 million of debt into equity. In addition, Rhino Ventures Limited continued to fund Diginex via a loan arrangement that carries an 8% annual interest charge. During the six months ended September 2024, Rhino Ventures had funded $2.3 million via this loan arrangement.

During the six months ended September 2024, 1,039,760 Diginex Limited shares were issued following the exercise of employee share options. The employee share options in Diginex Limited were exercised at an exercise price of $0.0005 per share.

Capital Expenditure

As of September 30, 2025 Diginex has not capitalized any expenditure. Capital expenditure would typically relate to the purchase of computing equipment such as laptops which are expensed as they fall under the capitalization policy. Diginex has not recognized any research and development expenditure as an internally generated intangible asset.

Indebtedness

As of September 30, 2025, Diginex has accounts payable outstanding and accruals primarily related to M&A services yet to be invoiced.

When customers subscribe for a software license/subscription they typically pay for an annual subscription in advance. For advisory and customizations projects, the clients will typically pay during the course of the project with revenue being recognized upon completion. As such the Group accounts for deferred revenues which relates to the balances of invoices raised that have yet to be recognized as revenue. At September 30, 2025 the Diginex accounted for $0.6 million of deferred revenue and $0.5 million at March 31, 2025.

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At September 30, 2025 the Group contracted the below office leases:

Long term lease:

●	Monaco, France: lease with an annual break clause that expires on January 31, 2027. The quarterly rent is 32,328 Euros (c. USD 33,917)

On 1 April 2025 Diginex entered into an 18 month lease in the United Kingdom, The monthly rent is GBP 3,782.

Short term:

●

Hong Kong: On April 17, 2025 Diginex entered into a 12 month lease in Hong Kong. The monthly rent is HK$52,000 (c.USD 6,625) with a one month rent free period was agreed. On May 31, 2025, Diginex terminated its prior lease in Hong Kong which has a monthly cost of HKD26,680 (c.USD 3,420)

On July 22, 2025 Diginex entered into a 12 month lease for a one seat office in Abu Dhabi. The monthly rent is AED 2,556 plus 5% VAT (c.USD 730). On September 26, 2025, Diginex incorporated a 100% owned subsidiary in Abu Dhabi, Diginex MENA Limited. The legal entity is not yet active. Under local laws a lease needs to be entered into prior to the incorporation of a legal entity in Abu Dhabi.

The table below illustrates the indebtedness as at September 30, 2025 and March 31, 2025:

in USD millions	September 30,2025	March 31, 2025

Deferred revenue	0.6	0.5
Lease Liabilities	0.2	0.2
Trade Payables	0.6	0.2
Other payables	2.7	0.8
Total debt	4.1	1.7

Off-Balance Sheet Arrangements

Diginex has no off-balance sheet arrangements.

Contractual Obligation

The table below illustrates a summary of the Group’s contractual obligations and commitments as at September 30, 2025:

	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Capitalized lease obligations	0.2	0.1	0.1	-
Total	0.2	0.1	0.1	-

C. Research and Developments, Patents and Licenses, Etc.

Diginex own and control a variety of intellectual property, including but not limited to trademarks, know-how and proprietary software and applications that, in the aggregate, are material to our business.

Recent Developments

Matter DkS APS acquisition

●	On October 3, 2025 (the “Closing Date”), the Company completed an all share acquisition of Matter. The transaction was executed pursuant to the Share Purchase Agraneement dated August 18, 2025 (as amended by the addendum dated August 29, 2025).

Key Terms of the Transaction

●	Total purchase consideration of USD13.0 million, payable entirely in the Company’s ordinary shares (“Consideration Shares”).

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●	1,241,496 Consideration Shares to be issued in aggregate, of which:

○	1,055,272 shares were issued on the Closing Date; and
○	186,224 shares are deferred and will be issued 12 months after the Closing Date.

●	The Consideration Shares are subject to an 18-month lock-up period.
●	Management Shares: In connection with the acquisition, 238,752 the Company’s ordinary shares were reserved for Matter’s executives and key employees, vesting in two equal tranches at 12 and 24 months after the Closing Date, conditional upon continued employment.
●	Advisory Shares: 62,074 Diginex ordinary shares were issued to an unrelated party as an introductory fee.

Management is in the process of preparing the purchase price allocation (“PPA”) in accordance with IFRS 3 and has not yet finalized the acquisition-date fair values of the identifiable assets and liabilities of Matter. The PPA is expected to be completed and disclosed in the Group’s next reporting period.

Exercise of warrants

●

On October 23, 2025, Rhino Ventures exercised the tranche 2 of the IPO Warrants, with an exercise price of $0.77 per share, to purchase 18,000,000 ordinary shares of the Company. The total exercise price of US$13,837,500 has been delivered in full to the Company.

Grants of PSUs and RSUs

●	On October 31, 2025, the Company granted 98,101 Performance Share Units (the “PSUs”) and 203,743 Restrictive Share Units (the “RSUs”) to certain employees and contractors pursuant to the Company’s amended and restated 2024 Omnibus Incentive Plan adopted on July 28, 2024.

●	PSUs vest based on the performance of the Company’s share price compared against the movement of S&P Software & Services Industry Index over a three-year measurement period ending March 31, 2028.
●	RSUs vest over a two-and-a-half-year period with equal vesting on 31 March 2026, 2027 and 2028 subject to achievement of individual KPI’s.
●	Each PSU and RSU entitled the holder to subscribe one Ordinary Share upon vesting.

Management is in the process of assessing the impact of these grants on the Group’s consolidated financial performance. Signed MOU to acquire Kindred OS

●	On November 4, 2025, the Company signed a memorandum of understanding to acquire Kindred OS, an innovation Edge Artificial Intelligence. The completion of the acquisition is subject to the finalization of the definitive agreement and completion of satisfactory due diligence.

Signed MOU to acquire the Remedy Project Limited

●

On November 21, 2025, the Company signed a memorandum of understanding to acquire The Remedy Project Limited, an entity specializing in data-driven human rights risk assessment and worker-centered remediation protocols for global supply chains. The completion of the acquisition is subject to the finalization of the definitive agreement and the completion of satisfactory due diligence.

Signed MOU to acquire PlanA earth GmbH

●	On November 30, 2025, the Company signed a memorandum of understanding to acquire PlanA.earth GmbH a business focused on corporate carbon accounting, decarbonization and ESG reporting. The completion of the acquisition is subject to the finalization of the definitive agreement and completion of satisfactory due diligence

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